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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 7 )

VMS NATIONAL PROPERTIES JOINT VENTURE
(Name of Issuer)
LIMITED PARTNERSHIP UNITS
(Title of Class of Securities)
NONE
(CUSIP Number)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
Colorado Center, Tower Two
2000 South Colorado Boulevard, Suite 2-1000
Denver, Colorado 80222
(303) 757-8101

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:

Gregory M. Chait
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309
(404) 881-7000

December 31, 2003 and August 21, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1275721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

119.00 Units (VMS National Residential Portfolio I) 67.4166 Units (VMS National Residential Portfolio II)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

119.00 Units (VMS National Residential Portfolio I) 67.4166 Units (VMS National Residential Portfolio II)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.48% (VMS National Residential Portfolio I) 27.25% (VMS National Residential Portfolio II)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.

1	NAMES OF REPORTING PERSONS: AIMCO-GP, INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

119.00 Units (VMS National Residential Portfolio I) 67.4166 Units (VMS National Residential Portfolio II)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

119.00 Units (VMS National Residential Portfolio I) 67.4166 Units (VMS National Residential Portfolio II)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.48% (VMS National Residential Portfolio I) 27.25% (VMS National Residential Portfolio II)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.

1	NAMES OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-129577

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Maryland

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

119.00 Units (VMS National Residential Portfolio I) 67.4166 Units (VMS National Residential Portfolio II)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

119.00 Units (VMS National Residential Portfolio I) 67.4166 Units (VMS National Residential Portfolio II)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.48% (VMS National Residential Portfolio I) 27.25% (VMS National Residential Portfolio II)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Introductory Note
     This statement constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission (the “Commission”) on August 6, 1999 by AIMCO Properties, L.P., AIMCO-GP, Inc. and Apartment Investment and Management Company, as amended by (i) Amendment No. 1, filed with the Commission on May 17, 2000, (ii) Amendment No. 2, filed with the Commission on June 14, 2000, (iii) Amendment No. 3, filed with the Commission on August 4, 2000, (iv) Amendment No. 4, filed with the Commission on August 14, 2001, (v) Amendment No. 5, filed with the Commission on December 10, 2001, and (vi) Amendment No. 6, filed with the Commission on November 18, 2002. This Amendment No. 7 amends Item 4 to Schedule 13D, as amended. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule 13D, as amended by Amendment Nos. 1 through 6.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and restated in its entirety as follows:
     The Reporting Persons may acquire additional units of VMS I or VMS II or sell some or all of the units it has acquired to persons not yet determined, which may include its affiliates. Any such acquisition may be made through private purchases, through one or more tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be for cash, limited partnership interests in AIMCO Properties, L.P. or other consideration. However, no assurances may be made regarding any acquisition or sale of units by the Reporting Persons.
     AIMCO Properties has entered into an agreement through a wholly owned subsidiary to acquire seven of the fifteen properties currently held by the Partnership. The Partnership has indicated that it intends separately to sell its other eight properties to one or more unaffiliated third parties in one or more sales. In the event that each of the property sales is consummated, the Partnership will liquidate and dissolve pursuant to the Joint Venture Agreement of the Partnership. Following any such dissolution, the managing general partner of the Partnership intends to file a notice with the Commission that will result in the termination of the Partnership’s obligation to file annual, quarterly and other reports with the Commission pursuant to the Exchange Act. However, there can be no assurance regarding the timing of the sale of the Partnership’s properties, if at all.
     Except as set forth herein, neither AIMCO Properties, AIMCO-GP nor AIMCO has any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership, VMS I or VMS II; a purchase or sale or transfer of a material amount of the Partnership’s assets; any changes in composition of the Partnership’s senior management or capitalization or distribution policy; or any other material changes in their structure or business. AIMCO Properties or its affiliates may loan funds to the Partnership which may be secured by the Partnership’s property. If any such loans are made, upon default of such loans, AIMCO Properties or its affiliates could seek to foreclose on the loan and related mortgage or security interest. However, AIMCO Properties expects that, consistent with the fiduciary obligations of the general partners of VMS I and VMS II, the general partner will seek and review opportunities, including opportunities identified by AIMCO Properties, to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners. A merger or other consolidation transaction may require a vote of the limited partners of the Partnership in accordance with the Partnership’s Joint Venture Agreement or applicable state laws.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 is true, complete and correct.

September 26, 2006

(Date)

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.
General Partner

By:	/s/ Martha L. Long

Senior Vice President

AIMCO-GP, INC.

By:	/s/ Martha L. Long

Senior Vice President

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ Martha L. Long

Senior Vice President